Home Office: Harrison, NY Administrative Office: 4333 Edgewood Road NE Cedar Rapids, IA 52499

October 12, 2011

Mr. Craig Ruckman

Office of Insurance Products

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Transamerica Financial Life Insurance Company
Separate Account VA PP
Flexible Premium Variable Annuity – R
Pre-Effective No. 1 Filing
File Nos. 333-172715/811-22531

Dear Mr. Ruckman:

This letter responds to your request for clarification regarding our response to re written comment 10(n). For your convenience, I have restated the written comment below and followed that comment with our clarification.

10.  Additional Features

n.	Living Benefits Rider – Portfolio Allocation Method (pp. 54-56): The prospectus refers to your description in transferring assets from the variable investment choices to the PAM investment choice. Please describe any discretion supplementally and describe how this discretion operates in tandem with the mathematical formula.

Clarifying Response:  As we discussed, the Company exercises discretion with respect to the target allocation in the PAM investment option where the policy value is greater than the rider guarantees. Specifically, when the mathematical formula calls for some percentage of the policy value to be allocated to the PAM investment choice, the Company will not so allocate to the PAM investment choice if the policy value is greater than the guarantees under the rider.

I trust that the clarifying response provided in this letter address your request adequately. If you have any questions regarding these responses, please contact the undersigned at 319-355-8330. Thank you very much for your assistance with this filing.

Sincerely,
/s/ Darin D. Smith
Darin D. Smith
Transamerica Financial Life Insurance Company